FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                22 July 2003


                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


      Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                       Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes .....    No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).


                                  EXHIBIT INDEX


Press Release regarding: Disposal dated 21 July 2003


        Baltimore Technologies plc Sells its Managed Services Operations to beTRUSTed for approximately GBP1.1 million (US$ 1.75 million).

London, UK - 21 July, 2003 - Baltimore Technologies plc (London: BLM) today announced that it has entered into a conditional agreement with beTRUSTed to sell its US-based managed services operations for a total consideration of approximately GBP1.1 million ($1.75 million) in cash.*

Bijan Khezri, Chief Executive Officer of Baltimore Technologies plc, commented:

"Economies of scale will drive consolidation of the managed security services market. For Baltimore, the managed security offering has been more of a product distribution channel rather than an end in itself. Therefore, Baltimore can best exploit the commercial potential of our authentication products through partnering with a dedicated managed security services company. During the past four years we have developed a strong relationship with beTRUSTed as one of our TrustedWorld Partners. I am pleased to see our customers transferring to an organisation that is not only entirely dedicated to managed security, but has an outstanding track record in supporting Baltimore's products. This transaction will allow Baltimore to continue making the development, support and maintenance of our authentication business a priority."

John Garvey, Chief Executive Officer of beTRUSTed, noted:

"We are delighted to acquire the business and to develop broader relationships with certain of Baltimore's world-class, financial services clients, who will benefit from our Baltimore product and service expertise, industry skills and strong global presence. We look forward to working with Baltimore to make the transition smooth for Baltimore's clients. This move is another step in our plan to become the leading global provider of security and trust services."

Rationale for the divestment

Baltimore announced on 10 July 2003 that despite the closing of the offer period for the sale of the whole business, negotiations regarding the disposal of certain managed service related offerings would continue. Baltimore believes that it can best exploit the commercial potential of its authentication products through partnering with a dedicated managed security services company, rather than owning its own managed services business and it will help to maintain the focus on the high - end finance and government authentication business.

Financial effect of the disposal

The company intends to use the cash proceeds of the disposal of approximately GBP1.1 million (US$1.75 million), payable at completion, for general corporate purposes. Baltimore expects that the disposal will complete by the end of August 2003.

Information on Managed Services

The Managed services business provides customers with a platform which can be implemented quickly to issue digital certificates from a secure hosting facility based in Needham Heights Massachusetts, at a significantly reduced cost, compared to the cost to the customer of building its own secure facility.

Financial Information

Based on unaudited management information for the twelve-month period ended 31 December 2002, the US managed services business generated revenues of approximately GBP0.9 million (US$1.5 million) and a loss before interest and tax of approximately GBP1.2 million (US$1.96 million). As at 31 December 2002, the net liabilities of the US hosting business were approximately GBP0.3 million (US$0.5 million).

*Based on an exchange rate as at 21 July 2003 of GBP0.6302 = US $1.

About Baltimore Technologies

Baltimore Technologies' products, professional services and solutions solve the fundamental security needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, principally trading on the London Stock Exchange (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

About beTRUSTed

beTRUSTed is the premier global provider of security and trust services to the world's leading organisations and government agencies. Through its managed security services, beTRUSTed offers clients a comprehensive package of leading security products coupled with unrivalled expertise to help reduce costs, increase revenue and comply with government and industry regulations.

For further information contact:

Smithfield Financial
Andrew Hey  020 7903 0676
Will Swan  020 7903 0647

                                      ###

The directors of Baltimore Technologies plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Baltimore Technologies plc (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Certain statements that are not historical facts including certain statements made over the course of this announcement may be forward-looking in nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of the Company to be materially different from any future results, performance or achievements implied by such forward-looking statements.

                                      ###


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                           BALTIMORE TECHNOLOGIES PLC


                              By:___/s/ Simon Enoch ___

                                 Name:  Simon Enoch
                                 Title: Secretary and General Legal Counsel


Date: 22 July 2003